Issuer Free Writing Prospectus dated February 8, 2018

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated January 29, 2018

Registration No. 333-222553

This free writing prospectus is being filed to advise you of the availability of a revised preliminary prospectus, dated February 8, 2018, included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-222553) of Tandem Diabetes Care, Inc., as filed with the Securities and Exchange Commission (the “SEC”) on February 8, 2018 (as so amended, the “Registration Statement”), relating to the offering and sale of shares of our common stock, and to provide you with a hyperlink to the current version of the Registration Statement including the revised preliminary prospectus. This free writing prospectus relates only to the securities described in the Registration Statement, is only a summary of the changes included in the revised preliminary prospectus and should be read together with the revised preliminary prospectus included in the Registration Statement, including the section entitled “Risk Factors” beginning on page 15 of the revised preliminary prospectus.

To review the revised preliminary prospectus contained in the Registration Statement, click the following link on the SEC web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC web site): https://www.sec.gov/Archives/edgar/data/1438133/000119312518035350/d521725ds1a.htm

References to “we,” “us,” the “Company,” or “Tandem” are used in the manner described in the revised preliminary prospectus. The following information is set forth in Amendment No. 2 to the Registration Statement and supplements and updates the information in the preliminary prospectus, dated January 29, 2018 (the “Preliminary Prospectus”).

The following summarizes the principal differences in the preliminary prospectus included in Amendment No. 2 from the Preliminary Prospectus:

•	We are now offering 19,084,000 shares of our common stock, and the underwriters have an option to purchase up to 2,862,600 additional shares of common stock from us, assuming an offering price of $2.62 per share, the last reported sale price of our common stock on the NASDAQ Global Market (“NASDAQ”) on February 7, 2018.

•	We have revised the estimate of our net proceeds from the sale of shares of our common stock in this offering to approximately $46.3 million, or $53.3 million if the underwriters fully exercise their option to purchase additional shares, assuming an offering price of $2.62 per share, the last reported sale price of our common stock on the NASDAQ on February 7, 2018, and after deducting the underwriting discount and estimated offering expenses payable by us.

•	We have disclosed that certain of our existing stockholders and directors have indicated an interest in purchasing up to an aggregate of approximately $3.0 million in shares of our common stock in this offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no shares to any of these potential investors and any of these potential investors could determine to purchase more, less or no shares in this offering.

•	We have updated information related to our Amended and Restated Term Loan Agreement with Capital Royalty Partners II, L.P. and its affiliated funds (the “Term Loan Agreement”) to disclose that we entered into Waiver and Amendment No. 5 to Term Loan Agreement (the “Fifth Amendment”) in February 2018. The Fifth Amendment includes a limited advance waiver of a potential event of default under the Term Loan Agreement, which could arise if the audit report and opinion of our independent registered public accounting firm contained in our financial statements for the year ended December 31, 2017 includes an explanatory paragraph that describes conditions that raise substantial doubt about our ability to continue as a going concern. The Fifth Amendment includes a covenant requiring us to complete a financing in which our gross proceeds from the sale of equity securities is at least $20.0 million, no later than August 30, 2018. We anticipate that the proceeds from this offering will satisfy this covenant. In addition, in connection with the Term Loan Agreement, we previously agreed to pay a financing fee equal to 5.0% of the aggregate principal amount of borrowings outstanding under the Term Loan Agreement, which we refer to as the Back End Financing Fee. In consideration for the waiver described above and in connection with the Fifth Amendment, we have agreed to increase the Back End Financing Fee from 5.0% to 6.0% of the entire aggregate principal amount of borrowings outstanding under the Term Loan Agreement, which was $82.3 million as of September 30, 2017.

•	We have revised the pro forma as adjusted amounts set forth in the table in the section entitled “Capitalization” to reflect the sale by us of 19,084,000 shares of common stock at an assumed offering price of $2.62 per share, the last reported sale price of our common stock on NASDAQ on February 7, 2018, after deducting the underwriting discount and estimated offering expenses payable by us (dollar amounts in thousands, except par value):

Pro Forma as Adjusted
(unaudited)
Cash and cash equivalents	$73,159

Debt, net of current portion	75,596
Common stock, par value $0.001; 100,000,000 shares authorized, 5,487,001 shares issued and outstanding actual; 100,000,000 shares authorized, 10,117,001 shares issued and outstanding pro forma; 100,000,000 shares authorized, 29,201,001 shares issued and outstanding pro forma as adjusted	29
Additional paid-in capital	499,300
Accumulated other comprehensive loss	—
Retained earnings	(466,207)

Total stockholders’ equity (deficit)	33,122

Total capitalization	$108,718

•	We have revised the information in the section entitled “Dilution” to reflect the sale by us of 19,084,000 shares of common stock at an assumed offering price of $2.62 per share, the last reported sale price of our common stock on NASDAQ on February 7, 2018. Based on the assumed offering price, after giving effect to the offering, the pro forma as adjusted net tangible book value as of September 30, 2017 would have been $31.6 million, or $1.08 per share of our common stock, which represents an immediate increase in pro forma net tangible book value of $2.54 per share to existing shareholders and an immediate dilution of $1.54 per share to investors participating in this offering. Furthermore, after giving effect to the offering, new investors purchasing in this offering would have paid total consideration of approximately $50.0 million, or 11.2%, of the total consideration paid for shares of our common stock, but would own approximately 65.4% of the total shares of our common stock outstanding immediately following this offering.

We have filed a registration statement (which includes a prospectus) with the SEC for the offering to which this communication relates. Before you invest in this offering, you should read the prospectus and other documents we have filed with the SEC for more complete information about us and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or any underwriter or dealer participating in this offering will arrange to send you the prospectus if you request it by contacting Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad St., 26th Floor, New York, NY 10004, or by calling (212) 667-8563, or by emailing EquityProspectus@opco.com.